UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ___________ TO _____________

                         COMMISSION FILE NUMBER 0-11871

               Full title of the plan and the address of the plan,
                if different from that of the issuer named below:

                        AMERICAN EXPLORATION 401(K) PLAN


       Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          AMERICAN EXPLORATION COMPANY
                              1331 LAMAR, SUITE 900
                            HOUSTON, TEXAS 77010-3088

                        AMERICAN EXPLORATION 401(K) PLAN

                              FINANCIAL STATEMENTS
                        AS OF DECEMBER 31, 1994 AND 1993
                          AND FOR THE YEARS THEN ENDED
           TOGETHER WITH THE REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

                        AMERICAN EXPLORATION 401(K) PLAN
                                TABLE OF CONTENTS
                                                                            PAGE
                                                                            ----
Report of Independent Public Accountants ..................................  2

Financial Statements:

      Statements of Net Assets Available for Benefits With Fund
      Information as of December 31, 1994 and 1993 ........................  3

      Statements of Changes in Net Assets Available for
      Benefits With Fund Information for the Years Ended
      December 31, 1994 and 1993 ..........................................  4

      Notes to Financial Statements .......................................  5

Supplemental Schedules:

      Schedule I - Schedule of Assets Held for Investment
      Purposes as of December 31, 1994 ....................................  9

      Schedule II - Schedule of Reportable Transactions
      for the Year Ended December 31, 1994 ................................ 10


Signatures ................................................................ 11

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Retirement Committee
of the American Exploration 401(k) Plan:

         We have audited the accompanying statements of net assets available for benefits of the American Exploration 401(k) Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Retirement Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the American Exploration 401(k) Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

         Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1994, included as Schedule I, and reportable transactions for the year ended December 31, 1994, included as
Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas
June 28, 1995

                        AMERICAN EXPLORATION 401(K) PLAN

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                        AS OF DECEMBER 31, 1994 AND 1993

                                                                    Participant-Directed
                                     ----------------------------------------------------------------------------------
                                                                       T. Rowe Price Trust Company
                                                    -------------------------------------------------------------------
                                     American        Growth    International        New         Growth         Prime
                                   Exploration        Stock        Stock          Income       and Income     Reserve
                                   Common Stock     Fund, Inc.   Fund, Inc.      Fund, Inc.    Fund, Inc.    Fund, Inc.
                                     --------       ----------    --------       --------       -------       --------
ASSETS:
  Investments, at market value ...   $211,826       $1,172,165    $   --         $561,047       $  --         $609,184
                                     --------       ----------    --------       --------       -------       --------
    Total assets .................    211,826        1,172,165        --          561,047          --          609,184
                                     --------       ----------    --------       --------       -------       --------
NET ASSETS AVAILABLE FOR
  BENEFITS as of December 31, 1993   $211,826       $1,172,165    $   --         $561,047       $  --         $609,184
                                     ========       ==========    ========       ========       =======       ========

ASSETS:
  Investments, at market value ...   $151,547       $1,074,751    $211,730       $446,530       $37,714       $443,538
                                     --------       ----------    --------       --------       -------       --------
    Total assets .................    151,547        1,074,751     211,730        446,530        37,714        443,538
                                     --------       ----------    --------       --------       -------       --------
NET ASSETS AVAILABLE FOR
  BENEFITS as of December 31, 1994   $151,547       $1,074,751    $211,730       $446,530       $37,714       $443,538
                                     ========       ==========    ========       ========       =======       ========

                                                                 Nonparticipant-
                                        Participant-Directed        Directed
                                     ---------------------------  -------------
                                     T. Rowe Price Trust Company
                                     ---------------------------
                                        Stable                       American
                                         Value          Loan       Exploration
                                       Fund, Inc.       Fund       Common Stock     Total
                                       ----------      -------     ------------   ----------
ASSETS:
  Investments, at market value ...       $  --         $66,155       $393,697     $3,014,074
                                         -------       -------       --------     ----------
    Total assets .................          --          66,155        393,697      3,014,074
                                         -------       -------       --------     ----------
NET ASSETS AVAILABLE FOR
  BENEFITS as of December 31, 1993       $  --         $66,155       $393,697     $3,014,074
                                         =======       =======       ========     ==========

ASSETS:
  Investments, at market value ...       $89,102       $66,357       $322,300     $2,853,569
                                         -------       -------       --------     ----------
    Total assets .................        89,102        66,357        322,300      2,853,569
                                         -------       -------       --------     ----------
NET ASSETS AVAILABLE FOR
  BENEFITS as of December 31, 1994       $89,102       $66,357       $322,300     $2,853,569
                                         =======       =======       ========     ==========

   The accompanying notes are an integral part of these financial statements.

                        AMERICAN EXPLORATION 401(K) PLAN

                      STATEMENTS OF CHANGES IN NET ASSETS
                 AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

                                                                     Participant-Directed
                                       ---------------------------------------------------------------------------------
                                                                             T. Rowe Price Trust Company
                                                              ----------------------------------------------------------
                                               American          Growth       International     New            Growth
                                             Exploration         Stock           Stock        Income         and Income
                                            Common Stock       Fund, Inc.       Fund, Inc.   Fund, Inc.      Fund, Inc.
                                              ---------       -----------       --------      ---------       -------
NET ASSETS AVAILABLE FOR
  BENEFITS as of December 31, 1992 .....      $ 272,857       $   870,392       $   --        $ 385,295       $  --
                                              ---------       -----------       --------      ---------       -------

ADDITIONS:
  Dividends ............................           --              59,973           --           31,350          --
  Employer contributions ...............           --                --             --             --            --
  Employee contributions ...............         63,280           350,311           --          160,240          --
  Employee loan interest income ........            336             2,855           --            1,188          --
  Employee loan principal payments .....          4,472            52,234           --           20,828          --
  Interfund transfers, net .............        (22,783)          (25,372)          --          112,357          --
                                              ---------       -----------       --------      ---------       -------
    Total ..............................         45,305           440,001           --          325,963          --
                                              ---------       -----------       --------      ---------       -------

DEDUCTIONS:
  Withdrawals ..........................         47,271           208,656           --          135,360          --
  Employee loans .......................          3,524            23,725           --           23,551          --
  Increase (decrease) in refunds payable         (3,790)             (761)          --             (321)         --
  Net depreciation (appreciation) in
    fair value of investment ...........         59,331           (73,392)          --           (8,379)         --
                                              ---------       -----------       --------      ---------       -------
    Total ..............................        106,336           138,228           --          150,211          --
                                              ---------       -----------       --------      ---------       -------

NET ASSETS AVAILABLE FOR
  BENEFITS as of December 31, 1993 .....        211,826         1,172,165           --          561,047          --
                                              ---------       -----------       --------      ---------       -------

ADDITIONS:
  Dividends ............................           --              94,489         12,566         34,685         1,852
  Employer contributions ...............           --                --             --             --            --
  Employee contributions ...............         44,868           288,982         81,229        115,645        24,374
  Employee loan interest income ........             98             1,801            716            617           180
  Employee loan principal payments .....          2,210            21,645          7,240          9,502         2,735
  Interfund transfers, net .............        (27,017)          (87,845)       142,879        (87,470)       22,277
                                              ---------       -----------       --------      ---------       -------
    Total ..............................         20,159           319,072        244,630         72,979        51,418
                                              ---------       -----------       --------      ---------       -------

DEDUCTIONS:
  Withdrawals ..........................         18,719           301,389         12,385        131,734        11,069
  Employee loans .......................          1,200            24,599            250          9,551           750
  Net depreciation (appreciation) in
    fair value of investment ...........         60,519            90,498         20,265         46,211         1,885
                                              ---------       -----------       --------      ---------       -------
    Total ..............................         80,438           416,486         32,900        187,496        13,704
                                              ---------       -----------       --------      ---------       -------

NET ASSETS AVAILABLE FOR
  BENEFITS as of December 31, 1994 .....      $ 151,547       $ 1,074,751       $211,730      $ 446,530       $37,714
                                              =========       ===========       ========      =========       =======
                                                                                        Nonparticipant-
                                                       Participant-Directed               Directed
                                            ----------------------------------------     -----------
                                                   T. Rowe Price Trust Company
                                            ----------------------------------------
                                              Prime             Stable                      American
                                             Reserve            Value         Loan        Exploration
                                            Fund, Inc.         Fund, Inc.     Fund       Common Stock      Total
                                             ---------       --------      ---------       --------      -----------
NET ASSETS AVAILABLE FOR
  BENEFITS as of December 31, 1992 .....     $ 831,910       $   --        $ 107,191       $317,754      $ 2,785,399
                                             ---------       --------      ---------       --------      -----------

ADDITIONS:
  Dividends ............................        17,700           --             --             --            109,023
  Employer contributions ...............          --             --             --          231,730          231,730
  Employee contributions ...............       182,164           --             --             --            755,995
  Employee loan interest income ........           833           --             --             --              5,212
  Employee loan principal payments .....        16,476           --          (94,010)          --               --
  Interfund transfers, net .............       (64,202)          --             --             --               --
                                             ---------       --------      ---------       --------      -----------
    Total ..............................       152,971           --          (94,010)       231,730        1,101,960
                                             ---------       --------      ---------       --------      -----------

DEDUCTIONS:
  Withdrawals ..........................       380,339           --           13,476         75,594          860,696
  Employee loans .......................        15,650           --          (66,450)          --               --
  Increase (decrease) in refunds payable       (20,292)          --             --             --            (25,164)
  Net depreciation (appreciation) in
    fair value of investment ...........          --             --             --           80,193           37,753
                                             ---------       --------      ---------       --------      -----------
    Total ..............................       375,697           --          (52,974)       155,787          873,285
                                             ---------       --------      ---------       --------      -----------

NET ASSETS AVAILABLE FOR
  BENEFITS as of December 31, 1993 .....       609,184           --           66,155        393,697        3,014,074
                                             ---------       --------      ---------       --------      -----------

ADDITIONS:
  Dividends ............................        17,410          5,032           --             --            166,034
  Employer contributions ...............          --             --             --          192,863          192,863
  Employee contributions ...............        91,712         21,023           --             --            667,833
  Employee loan interest income ........           464             92           --             --              3,968
  Employee loan principal payments .....         4,897          1,240        (49,469)          --               --
  Interfund transfers, net .............       (44,271)        81,447           --             --               --
                                             ---------       --------      ---------       --------      -----------
    Total ..............................        70,212        108,834        (49,469)       192,863        1,030,698
                                             ---------       --------      ---------       --------      -----------

DEDUCTIONS:
  Withdrawals ..........................       211,738         19,732         10,799        102,934          820,499
  Employee loans .......................        24,120           --          (60,470)          --               --
  Net depreciation (appreciation) in
    fair value of investment ...........          --             --             --          151,326          370,704
                                             ---------       --------      ---------       --------      -----------
    Total ..............................       235,858         19,732        (49,671)       254,260        1,191,203
                                             ---------       --------      ---------       --------      -----------

NET ASSETS AVAILABLE FOR
  BENEFITS as of December 31, 1994 .....     $ 443,538       $ 89,102      $  66,357       $332,300      $ 2,853,569
                                             =========       ========      =========       ========      ===========

   The accompanying notes are an integral part of these financial statements.

                        AMERICAN EXPLORATION 401(K) PLAN

                          NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE PLAN

     The following description of the American Exploration 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan's provisions.

    GENERAL

    The Plan is a defined contribution plan established effective January 1, 1989. The Plan was established to provide eligible employees with a convenient way to save on a regular and long-term basis through investment in various types of accounts.

    ELIGIBILITY

    All salaried employees are eligible to participate in the Plan on the first day of the month immediately following the employee's date of hire.

    EMPLOYEE CONTRIBUTIONS

    Employees can make Salary Deferral Contributions to the Plan, through payroll deductions, of up to 15% of the employee's base salary, limited to the maximum total annual contribution allowed by federal tax laws. These contributions are deducted from the employee's salary each pay period before federal income taxes are withheld. The Plan also provides for Voluntary Employee Contributions of up to 10% of the employee's base salary. Such contributions are made with after-tax dollars. However, the employee's Salary Deferral and Voluntary Employee Contributions for any year may not exceed 15% of the employee's base salary.

    Contributions made by the employee to the Plan may be invested in one or in a combination of six mutual funds offered under the Plan. Three of these mutual funds, T. Rowe Price Stable Value Fund, T. Rowe Price Growth and Income Fund and
T. Rowe Price International Stock Fund, were added as investment choices under the Plan effective February 1, 1994. In addition, an employee may choose to invest in the common stock of American Exploration Company (the "Company"). At any time, an employee may change the mix of his/her existing investments, or change where future contributions are made.

    EMPLOYER CONTRIBUTIONS

    The Company makes Matching Contributions to the employee's account of $1.00 for each $1.00 of Salary Deferral Contributions, up to a maximum annual Matching Contribution of 3% of the employee's base salary or $1,050, whichever is less. These contributions are made in the form of common stock of the Company.

    Discretionary Employer Contributions may also be made by the Company. These contributions are allocated to each employee's account based upon the ratio of each employee's base salary to the total base salaries paid to all employees participating in the Plan. There were no Discretionary Employer Contributions made during 1994 or 1993.

    VESTING

    Participating employees are always fully vested in all employee and employer contributions, and such amounts cannot be forfeited for any reason.

                        AMERICAN EXPLORATION 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS

(1) DESCRIPTION OF THE PLAN - (CONTINUED)

    DISTRIBUTION OF BENEFITS

    An employee, or the employee's beneficiary, is entitled to receive a single lump sum distribution of the employee's account balance upon the occurrence of any of the following events: termination of employment with the Company, death or permanent disability of the employee, retirement or attainment of the age of 59 1/2. There were no amounts pending distribution at December 31, 1994 or 1993.

    EMPLOYEES' RIGHTS

    Employees may make withdrawals from their accounts in the event of an immediate and significant financial need based on the provisions of the Plan. Employees may also borrow from their accounts subject to various legal requirements regarding, among other things, the amount of the loan, interest rate to be charged and repayment terms. The rate of interest that will be charged on a loan is the current Prime Rate plus 1%.

    As required by federal tax laws, the Plan is subject to certain limitations on contributions by highly compensated employees, as defined under such laws. Such limitations are designed to protect the rights of other employees. There was no liability to refund employee contributions to highly compensated employees at December 31, 1994 or 1993.

    In addition, the sum of amounts contributed to each of the participant's accounts in the Company's defined contribution plans may not exceed the lesser of $30,000 or 25% of the participant's compensation. There was no liability to refund employee contributions due to the effect of this provision at December 31, 1994 or 1993.

    The Plan is also subject to certain provisions which become effective if more than 60% of the present value of its total assets are allocated to the accounts of key employees, as defined under federal tax laws. There were no restrictions due to these "top-heavy" provisions during 1994 or 1993.

(2) SUMMARY OF ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The financial statements are presented on the accrual basis of accounting. Certain prior year amounts have been reclassified to conform with current year presentation.

    In 1994, the Plan adopted the American Institute of Certified Public Accountants Practice Bulletin 12 ("Bulletin 12"), "Reporting Separate Investment Fund Option Information of Defined Contribution Pension Plans." The significant changes include a separate accounting and reporting of participant-directed and nonparticipant-directed investments. The Plan has given retroactive effect to the change in reporting required under Bulletin 12.

    VALUATION OF INVESTMENTS

    The investments of the Plan are valued on the basis of published closing quotations as of year-end.

    Net appreciation (depreciation) in the Fair Value of investments consists of realized and unrealized gains (losses) from investments.

(3) FEDERAL INCOME TAX STATUS

    The Plan obtained its latest determination letter on April 29, 1995, in which the Internal Revenue Service stated that the Plan is in compliance with the applicable requirements of the Internal Revenue Code. The determination letter is applicable for amendments to the Plan adopted on or before November 1, 1994. The Plan has not been amended since November 1, 1994. Therefore, the plan administrator believes the Plan was qualified and the related trust was tax exempt as of the financial statement date.

                        AMERICAN EXPLORATION 401(K) PLAN
                          NOTES TO FINANCIAL STATEMENTS

(4) ADMINISTRATION

     The Plan is administered by the Retirement Committee appointed by the Board of Directors of the Company. The Plan trustee is T. Rowe Price Trust Company. All administrative expenses of the Plan are borne entirely by the Company.

                             SUPPLEMENTAL SCHEDULES

                                                                     Schedule I
                        AMERICAN EXPLORATION 401(K) PLAN
                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1994

                                                                                     HISTORICAL            CURRENT
IDENTITY OF ISSUE                                          DESCRIPTION                  COST                VALUE
*American Exploration Company                       Common stock -
                                                    516,103 shares                 $     1,034,821     $       483,847

*T. Rowe Price Trust Company                        Growth Stock Fund,
                                                    Inc. - 57,320 shares                 1,094,871           1,074,751

*T. Rowe Price Trust Company                        International Stock
                                                    Fund, Inc. - 18,704 shares             231,787             211,730

*T. Rowe Price Trust Company                        New Income Fund,
                                                    Inc. - 53,221 shares                   475,876             446,530

*T. Rowe Price Trust Company                        Growth and Income
                                                    Fund, Inc.  - 2,413 shares              39,548              37,714

*T. Rowe Price Trust Company                        Prime Reserve Fund,
                                                    Inc. - 443,538 shares                  443,538             443,538

*T. Rowe Price Trust Company                        Stable Value Fund,
                                                    Inc. - 89,102 shares                    89,102              89,102

*American Exploration 401(k) Plan                   Participants' loans
                                                    (interest rates: 7.0% - 9.5%)           66,357              66,357
                                                                                   ---------------     ---------------
                                                                                   $     3,475,900     $     2,853,569
                                                                                   ===============     ===============

*These assets held for investment purposes are with a party in interest.

The foregoing notes to the financial statements are an integral part of this schedule.

                                                                    Schedule II
                        AMERICAN EXPLORATION 401(K) PLAN
                       SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                           CURRENT
                                                                                          VALUE ON
IDENTITY OF                DESCRIPTION OF         PURCHASE     SELLING      HISTORICAL   TRANSACTION
PARTY INVOLVED                 ASSET               PRICE       PRICE          COST          DATE      NET GAIN (LOSS)

American Exploration    Common stock -
Company                 174,692 shares          $  245,437  $     -       $  245,437    $  245,437 $        -

T. Rowe Price           Growth Stock Fund,
Trust Company           Inc. - 24,646 shares       493,401        -          493,401       493,401          -

T. Rowe Price           International Stock Fund,
Trust Company           Inc. - 19,719 shares       244,630        -          244,630       244,630          -

T. Rowe Price           New Income Fund,
Trust Company           Inc. - 18,790 shares       164,096        -          164,096       164,096          -

T. Rowe Price           Growth and Income
Trust Company           Fund, Inc. - 3,160 shares   51,873        -           51,873        51,873          -

T. Rowe Price           Prime Reserve Fund,
Trust Company           Inc. - 239,944 shares      239,944        -          239,944       239,944          -

T. Rowe Price           Stable Value Fund,
Trust Company           Inc. - 147,834 shares      147,834        -          147,834       147,834          -

American Exploration    Common stock -
Company                 119,940 shares                 -      155,267        267,565       155,267      (112,298)

T. Rowe Price           Growth Stock Fund,
Trust Company           Inc. - 24,729 shares           -      500,315        460,329       500,315        39,986

T. Rowe Price           International Stock
Trust Company           Fund, Inc. - 1,015 shares      -       12,635         12,843        12,635          (208)

T. Rowe Price           New Income Fund,
Trust Company           Inc. - 26,288 shares           -      232,403        236,069       232,403        (3,666)

T. Rowe Price           Growth and Income
Trust Company           Fund, Inc. - 747 shares        -       12,275         12,325        12,275           (50)

T. Rowe Price           Prime Reserve Fund,
Trust Company           Inc. - 405,590 shares          -      405,590        405,590       405,590          -

T. Rowe Price           Stable Value Fund,
Trust Company           Inc. - 58,732 shares           -       58,732         58,732        58,732          -

     The foregoing notes to the financial statements are an integral part of this schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                            American Exploration 401(k) Plan

Date:  June 28, 1995                       By: /s/ JAMES P. ULM, II
                                                   James P. Ulm, II
                                                   Treasurer